UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549


                           SCHEDULE 13G
                          (Rule 13d-102)

     INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
      TO RULES 13d-1(b) AND (c) AND AMENDMENTS THERETO FILED
                       PURSUANT TO 13d-2(b)

            Under The Securities Exchange Act of 1934
                        (Amendment No. 1)*

                  The Sabre Group Holdings, Inc.
________________________________________________________________
                         (Name of Issuer)


                       Class A Common Stock
________________________________________________________________
                  (Title of Class of Securities)


                             78590510
                       ___________________

                          (CUSIP Number)





* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                              13G

CUSIP No. 78590510
________________________________________________________________
1    NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          KR Capital Advisors, Inc.
          13-3187794
________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) /_/
                                                       (b) /_/
________________________________________________________________
3    SEC USE ONLY

________________________________________________________________

4    CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
________________________________________________________________

NUMBER OF
SHARES         5    SOLE VOTING POWER             1,281,173
BENEFICIALLY   _________________________________________________
OWNED BY       6    SHARED VOTING POWER           None
EACH           _________________________________________________
REPORTING      7    SOLE DISPOSITIVE POWER        1,366,573
PERSON         _________________________________________________
WITH           8    SHARED DISPOSITIVE POWER      None
________________________________________________________________
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,366,573
________________________________________________________________
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES*

________________________________________________________________
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          5.8
________________________________________________________________
12   TYPE OF REPORTING PERSON*

          IA
________________________________________________________________
          *  SEE INSTRUCTION BEFORE FILLING OUT!




              13G

CUSIP No. 78590510

________________________________________________________________
1    NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Edward D. Klein
          ###-##-####
________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) /_/
                                                       (b) /_/
________________________________________________________________
3    SEC USE ONLY

________________________________________________________________
4    CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
________________________________________________________________

NUMBER OF
SHARES         5    SOLE VOTING POWER             None
BENEFICIALLY   _________________________________________________
OWNED BY       6    SHARED VOTING POWER           1,281,173
EACH           _________________________________________________
REPORTING      7    SOLE DISPOSITIVE POWER        None
PERSON         _________________________________________________
WITH           8    SHARED DISPOSITIVE POWER      1,366,573
________________________________________________________________
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,366,573
________________________________________________________________
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES*

________________________________________________________________
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          5.8
________________________________________________________________
12   TYPE OF REPORTING PERSON*

          IN
________________________________________________________________
          *  SEE INSTRUCTION BEFORE FILLING OUT!




Item 1.

     (a)  Name of Issuer

          The Sabre Group Holdings, Inc.

     (b)  Address of Issuer's Principal Executive Offices

          Mail Stop 4202
          P.O. Box 619615
          DFW Airport, TX


Item 2.

     (a)  Name of Person Filing

          KR Capital Advisors, Inc.
          Edward D. Klein

      (b) Address of Principal Business Office or, if none,
          Residence

          450 Park Avenue
          New York, NY  10022

     (c)  Citizenship

          KR Capital Advisors, Inc. - Delaware
          Edward D. Klein - United States

     (d)  Title of Class of Securities

          Class A Common Stock

     (e)  CUSIP Number

          78590510



Item 3.

 (e) [x] KR Capital Advisors, Inc. is an Investment Adviser registered under Section 203 of the Investment Advisers
                    Act of 1940.



Item 4.   Ownership

As of December 31, 1997:

     (a)  Amount Beneficially Owned

          KR Capital Advisors, Inc. -- 1,366,573
          Edward D. Klein -- 1,366,573

     (b)  Percent of Class

          KR Capital Advisors, Inc. -- 5.8%
          Edward D. Klein -- 5.8%

          The above percentages are based upon 23,475,000 shares of outstanding Class A Common Stock.

     (c)  Number of shares as to which such person has:

          (i)  sole power to vote or to direct the vote

          KR Capital Advisors, Inc. -- 1,281,173
          Edward D. Klein -- None

          (ii)  shared power to vote or to direct the vote

          KR Capital Advisors, Inc. -- None
          Edward D. Klein -- 1,281,173

          (iii)  sole power to dispose or to direct the
          disposition of

          KR Capital Advisors, Inc. -- 1,366,573
          Edward D. Klein -- None

          (iv) shared power to dispose or to direct the disposition of

          KR Capital Advisors, Inc. -- None
          Edward D. Klein -- 1,366,573

     The filing of this Schedule 13G shall not be construed as an admission that Edward D. Klein is the beneficial owner of shares beneficially owned by KR Capital Advisors, Inc.


Item 5.   Ownership of Five Percent or Less of a Class

           Not Applicable


Item 6.   Ownership of More than Five Percent on Behalf of
          Another Person.

          KR Capital Advisors, Inc. is deemed to be the beneficial owner of 1,366,573 shares for purposes of Rule 13d-1 since it has the power to make investment decisions over such shares for its clients. KR Capital Advisors, Inc. does not, however, have any economic interest in the securities of those clients. The clients are the actual owners of the securities and have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities. No client has an interest that relates to more than five percent of the class.

          Edward D. Klein, a principal stockholder of KR Capital Advisors, Inc. does not directly own any shares. By reason of his ownership interests in KR Capital Advisors, Inc., Mr. Klein may be deemed to be the indirect beneficial owner of the 1,366,573 shares which KR Capital Advisors, Inc. is deemed to own beneficially. The filing of this Schedule 13G shall not be construed as an admission that Edward D. Klein is the beneficial owner of shares beneficially owned by KR Capital Advisors, Inc.

          Martin E. Kaplan, a stockholder and the President of KR Capital Advisors, Inc. does not directly own any shares. The filing of this Schedule 13G shall not be construed as an admission that Martin E. Kaplan is the beneficial owner of shares beneficially owned by KR Capital Advisors, Inc.

          Of the 1,366,573 shares deemed to be beneficially owned by KR Capital Advisors, Inc., 7,000 shares, which is less than 0.1% of the class, are owned by the KR Capital Advisors, Inc. Profit Sharing Plan. Edward D. Klein and Martin E. Kaplan have economic interests in the KR Capital Advisors, Inc. Profit Sharing Plan.



Item 7.   Identification and Classification of the Subsidiary
          Which Acquired the Security Being Reported on By the
          Parent Holding Company

          Not Applicable.



Item 8.   Identification and Classification of Members of the
          Group

          Not Applicable.

Item 9.  Notice of Dissolution of the Group

          Not Applicable.



Item 10.  Certification

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.



                             SIGNATURES


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  February 11, 1998

                              KR Capital Advisors, Inc.



                              By:/s/ Richard Kravitz
                                 ------------------------
                                 Name:   Richard Kravitz
                                 Title:  Vice President


                              /s/ Edward D. Klein
                              ---------------------------
                              Edward D. Klein





                                 EXHIBIT 1



                       JOINT FILING AGREEMENT


     Pursuant to Rule 13d-1(f)(1)(iii) of Regulation 13D-G of the General Rules and Regulations of the Securities Exchange Act of 1934, as amended, the undersigned hereby agree and consent to the joint filing on behalf of each of them of this Amendment No. 1 to
Schedule 13G.



Date:  February 11, 1998

                              KR Capital Advisors, Inc.



                              By:/s/ Richard Kravitz
                                 ------------------------
                                 Name:   Richard Kravitz
                                 Title:  Vice President


                              /s/ Edward D. Klein
                              ---------------------------
                              Edward D. Klein